Earnings Release November 18, 2025

Exhibit 99.3
James Hardie Reports Second Quarter FY26 Results
Raises FY26 Net Sales and Adjusted EBITDA Guidance

Q2 FY26 Net Sales of $1.3 Billion, Up +34% with Organic Net Sales Down (1%)
Operating Income of $24 Million, Adjusted EBITDA of $330 Million
Siding & Trim Net Sales Up +10% with Organic Net Sales Down Low-Single-Digits
Deck, Rail & Accessories Net Sales & Sell-Through Remain Healthy, Up Mid-Single-Digits1
Integration & Cost Synergies On-Track, with Commercial Synergy Wins Materializing Across the Value Chain

James Hardie Industries plc (NYSE / ASX : JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced results for its second quarter ending September 30, 2025.

Aaron Erter, CEO of James Hardie said, “Our second-quarter results were consistent with what we shared in early October, with Siding & Trim outperforming the modeling considerations we provided in August. The environment remains challenging, requiring us to address market conditions with focus and adaptability. Siding & Trim saw a modest decline in organic net sales in the quarter, and lower manufacturing utilization in our legacy North America operations impacted our margins. We are targeting actions to improve manufacturing costs while continuing to enhance efficiency through the Hardie Operating System. Deck, Rail & Accessories delivered mid-single-digit growth in both net sales and sell-through ahead of stable market demand, demonstrating our ability to drive material conversion through channel expansion and new product initiatives."
Mr. Erter continued, “The AZEK business is performing well and is surpassing our expectations. On the integration front, we have made solid progress bringing the two companies together and have exceeded our FY26 cost synergy target ahead of schedule. On the commercial side, we have captured early wins with several dealers, contractors and homebuilders, demonstrating our potential to drive accelerated material conversion across exteriors and outdoor living. Our confidence in the combination of James Hardie and AZEK has strengthened as we have seen customers respond to our differentiated products, leading brands, focus on innovation and continued investment across the value chain."

Note:1All Deck, Rail & Accessories growth comparisons correspond to the quarter ended September 30, 2024, prior to the acquisition of AZEK by James Hardie, unless otherwise stated.

Earnings Release: James Hardie - Second Quarter Ended September 30, 2025	1

Earnings Release November 18, 2025

Consolidated Financial Information

	Q2 FY26	Q2 FY25	Change	6 Months FY26	6 Months FY25	Change

Group	(US$ millions, except per share data)
Net Sales	1,292.2	960.8	+34%	2,192.1	1,952.7	+12%
Operating Income	24.0	152.3	(84%)	162.6	387.7	(58%)
Operating Income Margin	1.9%	15.9%	(1,400bps)	7.4%	19.9%	(1,250bps)
Adjusted EBITDA	329.5	262.9	+25%	555.0	548.7	+1%
Adjusted EBITDA Margin	25.5%	27.4%	(190bps)	25.3%	28.1%	(280bps)
Net (Loss) Income	(55.8)	83.4	(167%)	6.8	238.7	(97%)
Adjusted Net Income	154.0	157.0	(2%)	280.9	334.6	(16%)
Diluted EPS - US$ per share	(0.10)	0.19	(150%)	0.01	0.55	(98%)
Adjusted Diluted EPS - US$ per share	0.26	0.36	(27%)	0.55	0.77	(28%)

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Earnings Release November 18, 2025

Update to Reporting Segments
As a result of completing The AZEK Company (AZEK) acquisition on July 1, 2025, beginning with the second quarter of FY26, James Hardie has four reportable segments:
•Siding & Trim, consisting of the legacy North America Fiber Cement segment and the acquired Exteriors business from AZEK
•Deck, Rail & Accessories, consisting of AZEK's Deck, Rail & Accessories business
•Australia & New Zealand, consisting of the legacy Asia Pacific Fiber Cement segment
•Europe, consisting of the legacy Europe Building Products segment

Segment Business Update and Results
Siding & Trim

	Q2 FY26	Q2 FY25	Change	6 Months FY26	6 Months FY25	Change

Siding & Trim	(US$ millions)
Net Sales	766.0	695.8	+10%	1,407.8	1,425.1	(1%)
Operating Income	151.0	201.9	(25%)	312.2	429.2	(27%)
Operating Income Margin	19.7%	29.0%	(930bps)	22.2%	30.1%	(790bps)
Adjusted EBITDA	224.0	240.1	(7%)	429.8	503.5	(15%)
Adjusted EBITDA Margin	29.2%	34.5%	(530bps)	30.5%	35.3%	(480bps)
Net sales increased 10%, primarily due to the inorganic net sales contribution from AZEK Exteriors. On an organic basis, net sales declined (3%) with an increase in average net sales price more than offset by lower volumes driven by soft market demand. Volume of Exterior products declined mid-single-digits, with Single-Family down mid-single-digits and Multi-Family up mid-single-digits, while volume of Interior products declined low double-digits. The Single-Family Exteriors decline was primarily due to a weaker new construction environment across the South, where James Hardie has built strong leadership positions with large homebuilders in key long-term growth markets such as Texas, Florida and Georgia. Housing markets in these geographies have been especially impacted in the near term by affordability challenges and elevated housing inventory. Adjusted EBITDA margin decreased (530bps) to 29.2%, due to unfavorable production cost absorption associated with lower volumes in addition to unfavorable raw materials, partially offset by a higher average net sales price and Hardie Operating System (HOS) savings.
In Siding & Trim, the Company remains committed to delivering a superior value proposition to customers and capitalizing on the significant material conversion opportunity ahead through continued investment across the value chain. These investments center around converting contractors to fiber cement and in doing so, capturing the significant opportunity in repair & remodel. Similarly, in new construction, efforts to deepen exclusivity and increase trim attachment rates support growth and share gain with large homebuilders. Additionally, investment across the manufacturing footprint and supply chain positions the Company well to capitalize as the market returns to growth and the long-term housing fundamentals play through.

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Earnings Release November 18, 2025

Deck, Rail & Accessories (DR&A)

	Q2 FY26	6 Months FY26

Deck, Rail & Accessories	(US$ millions)
Net Sales	255.8	255.8
Operating Loss	(11.9)	(11.9)
Operating Loss Margin	(4.7%)	(4.7%)
Adjusted EBITDA	78.6	78.6
Adjusted EBITDA Margin	30.7%	30.7%
Deck, Rail & Accessories net sales increased +6% compared to the quarter ended 30 September 2024 prior to the acquisition. Sales growth was driven by price increases and favorable mix, as well as modest volume growth. Sell-through was up mid-single-digits, consistent with growth in the prior quarter. Adjusted EBITDA margin was 30.7% reflecting favorable price and volume growth, partially offset by growth investments. In addition to cost synergies, the runway for margin improvement in Deck, Rail & Accessories is driven by recycling initiatives, improved absorption at the Boise manufacturing facility, and the opportunity to leverage HOS across manufacturing operations.
In Deck, Rail & Accessories, the organic strategy remains consistent with a focus on continued channel expansion and new product launches. There are clear opportunities to secure incremental shelf space at dealer partners for the following year’s building season, which is enhanced by the value proposition delivered through a comprehensive product portfolio, trusted brands and long-term partnerships. New product launches in the current year have been well received by customers, and we recently announced new offerings to be launched in 2027 which strengthen the brand’s commitment to combining superior aesthetics with advanced functionality for both homeowners and contractors alike.
Australia & New Zealand (ANZ)

	Q2 FY26	Q2 FY25	Change	6 Months FY26	6 Months FY25	Change

Australia & New Zealand	(US$ millions, unless otherwise noted)
Net Sales	132.9	148.4	(10%)	254.5	283.7	(10%)
Net Sales (A$)	203.2	221.5	(8%)	392.7	426.8	(8%)
Operating Income (Loss)	38.0	(8.0)	+575%	75.8	33.2	+128%
Operating Income (Loss) Margin	28.6%	(5.0%)	+3,360bps	29.8%	12.1%	+1,770bps
Adjusted EBITDA	43.5	54.0	(19%)	86.5	100.0	(14%)
Adjusted EBITDA Margin	32.7%	36.5%	(380bps)	34.0%	35.3%	(130bps)
Net sales decreased (10%), or (8%) in Australian dollars, with lower volumes and higher average net sales price primarily attributable to the closure of the Philippines manufacturing operations in August 2024. Excluding the Philippines, Australia & New Zealand together saw volume decrease low single-digits and average net sales price increase by low single-digits, leading to a low-single digit decline in net sales in Australian dollars. For the segment, Adjusted EBITDA margin of 32.7% decreased (380bps) as positive average net sales price and HOS savings were offset by the allocation of R&D costs which were not previously allocated to the reportable segments and higher SG&A expense due to the recording of a lease exit cost and higher employee costs.

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Earnings Release November 18, 2025

The Company is focused on driving growth in Australia and New Zealand through new customer acquisitions and project conversion enabled by customer collaboration and leveraging the James Hardie brand. The teams are innovating to accelerate material conversion to fiber cement with a key focus on new construction. Overall, while market demand remains challenged, the ANZ team is focused on finding further manufacturing efficiencies and driving HOS savings to underpin the segment's consistent profitability.
Europe

	Q2 FY26	Q2 FY25	Change	6 Months FY26	6 Months FY25	Change

Europe	(US$ millions, unless otherwise noted)
Net Sales	137.5	116.6	+18%	274.0	243.9	+12%
Net Sales (€)	117.7	106.1	+11%	238.0	224.3	+6%
Operating Income	13.7	8.9	+54%	28.8	21.1	+36%
Operating Income Margin	10.0%	7.5%	+250bps	10.5%	8.6%	+190bps
EBITDA	21.0	17.0	+24%	42.9	36.7	+17%
EBITDA Margin	15.3%	14.5%	+80bps	15.7%	15.0%	+70bps
Net sales increased +18%, or +11% in Euros, driven by double-digit volume growth. While underlying price realization remains positive, average net sales price was flat due to unfavorable mix shift as fiber gypsum volumes meaningfully outpaced fiber cement in the quarter. EBITDA margin increased +80bps to 15.3%, attributable to favorable plant performance, as well as lower freight and raw material costs. Higher SG&A expense relates to increased investment in sales teams and marketing supporting growth strategies for high-value products.
Markets across Europe remain challenged, particularly in Germany, the Company's largest European market, where improvement is anticipated to be more gradual. Growth in high-value products, such as Therm25TM fiber gypsum flooring, remains a strategic priority, as leveraging a broader and deeper product portfolio should accelerate share gains and customer wins. The team's plan to expand margins is comprised of purposeful investment to drive operating leverage alongside sales growth and HOS savings from production footprint optimization and freight management.

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Earnings Release November 18, 2025

Outlook
FY26 Guidance

With respect to FY26 guidance, Mr. Erter said, “For Siding & Trim, we’ve seen more stable market conditions and normalized inventory levels than we had embedded in our prior outlook, giving us the confidence to modestly raise full-year guidance for the segment. We continue to expect the Exteriors market to be challenging in the near term, and have reflected that assumption in our updated Siding & Trim guidance range. For Deck, Rail & Accessories, we saw mid-single digit sell-through growth continue in Q2 and into October, and we anticipate inventories held by our channel partners will remain at seasonally normal levels through the balance of our fiscal year."
•Net Sales for Siding & Trim: $2.925 to $2.995 billion (prev. $2.675 to $2.850 billion)
•Net Sales for Deck, Rail & Accessories: $780 to $800 million (prev. $775 to $800 million)
•Adjusted EBITDA for Siding & Trim: $920 to $955 million
•Adjusted EBITDA for Deck, Rail & Accessories: $215 to $225 million
•Total Adjusted EBITDA: $1.20 to $1.25 billion (prev. $1.05 to $1.15 billion)
•Free Cash Flow: At Least $200 million (unchanged)

Note: All guidance includes a partial-year contribution from the AZEK acquisition which was incorporated into James Hardie results beginning at closing on July 1, 2025. Free cash flow represents net cash provided by operating activities less purchases of property, plant and equipment net of proceeds from the sale of property, plant and equipment.

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Earnings Release November 18, 2025

Cash Flow, Capital Investment & Allocation
Operating cash flow totaled $254 million for the first half of FY26, driven by net income, adjusted for non-cash items of $318 million and lower working capital of $42 million, partially offset by $61 million of asbestos claims and handling costs paid. Capital expenditures were $196 million.

During the first half of FY26, the Company invested $52 million related to capacity expansion, primarily related to our new Prattville ColorPlus® facility and brownfield expansion of our fiber gypsum facility in Orejo, Spain, both of which are expected to complete construction in FY26. For FY26, the Company estimates total capital expenditures will be approximately $400 million, which includes AZEK investments of approximately US$75 million, supporting AZEK Exteriors capacity expansion, recycling expansion and new product initiatives.

On 1 July 2025, James Hardie completed the acquisition of The AZEK® Company Inc. ("AZEK"), a leader in high-performance, low-maintenance building product solutions, in a cash-and-stock transaction for $26.45 in cash and 1.0340 ordinary shares of James Hardie for each share of AZEK common stock held. This represents an implied value of $8.4 billion, including the value of share-based awards and the repayment of AZEK’s outstanding debt. The transaction cash consideration was $3,919.8 million (net of cash acquired) financed through $1.7 billion of senior secured notes and term facilities of $2.5 billion.

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Earnings Release November 18, 2025

Reported Financial Results

(Millions of US dollars)	(Unaudited) September 30 2025	March 31 2025
Assets
Current assets:
Cash and cash equivalents	$566.7	$562.7
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	15.3	37.9
Restricted short-term investments - Asbestos	185.0	175.8
Accounts and other receivables, net	359.7	391.8
Inventories	638.0	347.1
Prepaid expenses and other current assets	172.7	100.6
Assets held for sale	76.1	73.1
Insurance receivable - Asbestos	5.8	5.5
Workers’ compensation - Asbestos	2.5	2.3
Total current assets	2,026.8	1,701.8
Property, plant and equipment, net	3,047.9	2,169.0
Operating lease right-of-use-assets	109.5	70.4
Finance lease right-of-use-assets	89.4	2.7
Goodwill	5,102.8	193.7
Intangible assets, net	3,265.9	145.6
Insurance receivable - Asbestos	22.7	23.2
Workers’ compensation - Asbestos	17.3	16.5
Deferred income taxes	80.9	600.4
Deferred income taxes - Asbestos	279.0	284.5
Other assets	26.8	22.1
Total assets	$14,069.0	$5,229.9
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$669.8	$446.4
Accrued payroll and employee benefits	181.6	133.3
Operating lease liabilities	27.9	21.6
Finance lease liabilities	5.3	1.1
Long-term debt, current portion	43.8	9.4
Accrued product warranties	10.6	7.3
Income taxes payable	7.1	10.3
Asbestos liability	125.7	119.4
Workers’ compensation - Asbestos	2.5	2.3
Other liabilities	55.9	59.1
Total current liabilities	1,130.2	810.2
Long-term debt	4,972.2	1,110.1
Deferred income taxes	479.9	121.1
Operating lease liabilities	98.3	63.9
Finance lease liabilities	96.1	1.8
Accrued product warranties	42.4	26.9
Asbestos liability	847.0	864.2
Workers’ compensation - Asbestos	17.3	16.5
Other liabilities	63.5	53.7
Total liabilities	7,746.9	3,068.4
Total shareholders’ equity	6,322.1	2,161.5
Total liabilities and shareholders’ equity	$14,069.0	$5,229.9

Earnings Release: James Hardie - Second Quarter Ended September 30, 2025	8

Earnings Release November 18, 2025

	(Unaudited) Three Months Ended September 30		(Unaudited) Six Months Ended September 30
(Millions of US dollars, except per share data)	2025	2024	2025	2024
Net sales	$1,292.2	$960.8	$2,192.1	$1,952.7
Cost of goods sold	871.1	587.9	1,434.1	1,182.9
Gross profit	421.1	372.9	758.0	769.8
Selling, general and administrative expenses	250.8	149.9	406.9	299.7
Research and development expenses	15.8	12.8	27.9	24.6
Restructuring expenses	—	57.3	—	57.3
Acquisition related expenses	130.3	—	159.7	—
Asbestos adjustments	0.2	0.6	0.9	0.5
Operating income	24.0	152.3	162.6	387.7
Interest, net	65.4	1.9	103.2	3.6
Other (income) expense, net	(1.4)	—	9.7	(0.2)
(Loss) income before income taxes	(40.0)	150.4	49.7	384.3
Income tax expense	15.8	67.0	42.9	145.6
Net (loss) income	$(55.8)	$83.4	$6.8	$238.7
Income per share:
Basic	$(0.10)	$0.19	$0.01	$0.55
Diluted	$(0.10)	$0.19	$0.01	$0.55
Weighted average common shares outstanding (Millions):
Basic	577.4	430.8	504.0	432.0
Diluted	577.4	432.3	508.6	433.4

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Earnings Release November 18, 2025

	(Unaudited) Six Months Ended September 30
(Millions of US dollars)	2025	2024
Cash Flows From Operating Activities
Net income	$6.8	$238.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	182.9	101.7
Lease expense	18.5	16.5
Deferred income taxes	7.7	72.2
Stock-based compensation	19.9	12.3
Asbestos adjustments	0.9	0.5
Non-cash restructuring expenses	—	40.2
Non-cash interest expense	4.3	1.0
Non-cash charge related to step up of inventory	47.9	—
Other, net	28.6	15.6
Changes in operating assets and liabilities:
Accounts and other receivables	101.4	22.8
Inventories	(50.2)	(31.3)
Operating lease assets and liabilities, net	(20.9)	(17.0)
Prepaid expenses and other assets	(14.9)	(17.4)
Insurance receivable - Asbestos	1.7	2.1
Accounts payable and accrued liabilities	(9.1)	(8.7)
Claims and handling costs paid - Asbestos	(61.0)	(60.4)
Income taxes payable	(3.3)	(11.7)
Other accrued liabilities	(6.9)	(12.8)
Net cash provided by operating activities	$254.3	$364.3
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(195.9)	$(225.2)
Capitalized interest	(5.1)	(12.8)
Cash consideration for The AZEK Company acquisition, net of cash acquired	(3,919.8)	—
Purchase of restricted investments - Asbestos	(96.4)	(98.4)
Proceeds from restricted investments - Asbestos	96.4	94.6
Other	—	0.4
Net cash used in investing activities	$(4,120.8)	$(241.4)
Cash Flows From Financing Activities
Proceeds from senior secured notes	$1,700.0	$—
Proceeds from term loans	2,500.0	—
Repayments of term loans	(301.6)	(3.8)
Debt issuance costs paid	(42.0)	—
Repayment of finance lease obligations	(1.5)	(0.6)
Shares repurchased	—	(149.9)
Taxes paid related to net share settlement of equity awards	(6.3)	(2.2)
Net cash provided by (used in) financing activities	$3,848.6	$(156.5)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(0.7)	$3.6
Net decrease in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(18.6)	(30.0)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	605.6	415.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$587.0	$385.8
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$35.5	$30.2
Non-cash ROU assets obtained in exchange for new lease liabilities	$13.6	$19.5
Non-cash consideration for AZEK acquisition	$4,136.1	$—
Supplemental Disclosure of Cash Flow Activities
Cash paid to AICF	$31.4	$24.8

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Earnings Release November 18, 2025

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the second quarter ended September 30, 2025 for additional information regarding the Company’s results.
All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted.

Conference Call Details
James Hardie will hold a conference call to discuss results and outlook Tuesday, November 18, 2025 at 8:00am EST (Wednesday, November 19, 2025 at 12:00am AEDT). Participants may register for a live webcast and access a replay following the event of the event on the Investor Relations section of the Company’s website (ir.jameshardie.com).

About James Hardie
James Hardie Industries plc is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, Australia and New Zealand.
James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

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Earnings Release November 18, 2025

Cautionary Note and Use of Non-GAAP Measures
This Earnings Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted EBITDA, Adjusted Diluted EPS and Free Cash Flow. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, acquisition and pre-close financing related costs, as well as adjustments to tax expense. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. A reconciliation of these adjustments to the most directly comparable GAAP measure is included in this Earnings Release below.
The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.
This Earnings Release contains forward-looking statements and information that are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the AZEK acquisition and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Release except as required by law.
This Earnings Release has been authorized by the James Hardie Board of Directors.

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Earnings Release November 18, 2025

Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Operating income	$24.0	$152.3	$162.6	$387.7
Asbestos related expenses and adjustments	0.9	1.4	1.9	2.0
Restructuring expenses	—	57.3	—	57.3
Acquisition related expenses	130.3	—	159.7	—
Inventory fair value adjustment	47.9	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	48.7	—	48.7	—
Depreciation and amortization	77.7	51.9	134.2	101.7
Adjusted EBITDA	$329.5	$262.9	$555.0	$548.7

	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Operating income margin	1.9%	15.9%	7.4%	19.9%
Asbestos related expenses and adjustments	0.1%	0.1%	0.1%	0.1%
Restructuring expenses	—%	6.0%	—%	2.9%
Acquisition related expenses	10.0%	—%	7.3%	—%
Inventory fair value adjustment	3.7%	—%	2.2%	—%
Amortization of intangible assets resulting from AZEK acquisition	3.8%	—%	2.2%	—%
Depreciation and amortization	6.0%	5.4%	6.1%	5.2%
Adjusted EBITDA margin	25.5%	27.4%	25.3%	28.1%

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Earnings Release November 18, 2025

Adjusted net income and Adjusted diluted earnings per share

US$ Millions, except per share amounts	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Net (loss) income	$(55.8)	$83.4	$6.8	$238.7
Asbestos related expenses and adjustments	0.9	1.4	1.9	2.0
AICF interest income	(2.4)	(2.8)	(5.0)	(5.8)
Restructuring expenses	—	57.3	—	57.3
Pre-close financing costs[1]	—	—	46.5	—
Acquisition related expenses	130.3	—	159.7	—
Inventory fair value adjustment	47.9	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	48.7	—	48.7	—
Tax adjustments[2]	(15.6)	17.7	(25.6)	42.4
Adjusted net income	$154.0	$157.0	$280.9	$334.6

	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Net (loss) income per common share - diluted	$(0.10)	$0.19	$0.01	$0.55
Asbestos related expenses and adjustments	—	—	—	—
AICF interest income	—	(0.01)	(0.01)	(0.01)
Restructuring expenses	—	0.14	—	0.13
Pre-close financing costs[1]	—	—	0.09	—
Acquisition related expenses	0.23	—	0.32	—
Inventory fair value adjustment	0.08	—	0.09	—
Amortization of intangible assets resulting from AZEK acquisition	0.08	—	0.10	—
Tax adjustments[2]	(0.03)	0.04	(0.05)	0.10
Adjusted diluted earnings per share[3]	$0.26	$0.36	$0.55	$0.77

1.Includes pre-close financing interest of $34.9 million as well as a $11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026.
2.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and discrete items relating to the AZEK acquisition and $18.2 million in respect of the ATO settlement agreement.
3.Weighted average common shares outstanding used in computing diluted net income per common share of 582.1 million and 432.3 million for the three months ended September 30, 2025 and 2024, respectively. Weighted average common shares outstanding used in computing diluted net income per common share of 508.6 million and 433.4 million for the six months ended September 30, 2025 and 2024, respectively.

Earnings Release: James Hardie - Second Quarter Ended September 30, 2025	14

Earnings Release November 18, 2025

Siding & Trim Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Siding & Trim Segment operating income	$151.0	$201.9	$312.2	$429.2
Acquisition related expenses	3.8	—	4.8	—
Inventory fair value adjustment	11.2	—	11.2	—
Amortization of intangible assets resulting from AZEK acquisition	10.8	—	10.8	—
Depreciation and amortization	47.2	38.2	90.8	74.3
Siding & Trim Segment Adjusted EBITDA	$224.0	$240.1	$429.8	$503.5

	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Siding & Trim Segment operating income margin	19.7%	29.0%	22.2%	30.1%
Acquisition related expenses	0.5%	—%	0.3%	—%
Inventory fair value adjustment	1.5%	—%	0.8%	—%
Amortization of intangible assets resulting from AZEK acquisition	1.4%	—%	0.8%	—%
Depreciation and amortization	6.1%	5.5%	6.4%	5.2%
Siding & Trim Segment Adjusted EBITDA margin	29.2%	34.5%	30.5%	35.3%

Deck, Rail & Accessories Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Six Months Ended September 30
	Q2 FY26	FY26
Deck, Rail & Accessories Segment operating loss	$(11.9)	$(11.9)
Inventory fair value adjustment	36.7	36.7
Amortization of intangible assets resulting from AZEK acquisition	37.9	37.9
Depreciation and amortization	15.9	15.9
Deck, Rail & Accessories Segment Adjusted EBITDA	$78.6	$78.6

	Three and Six Months Ended September 30
	Q2 FY26	FY26
Deck, Rail & Accessories Segment operating loss margin	(4.7%)	(4.7%)
Inventory fair value adjustment	14.4%	14.4%
Amortization of intangible assets resulting from AZEK acquisition	14.8%	14.8%
Depreciation and amortization	6.2%	6.2%
Deck, Rail & Accessories Segment Adjusted EBITDA margin	30.7%	30.7%

Earnings Release: James Hardie - Second Quarter Ended September 30, 2025	15

Earnings Release November 18, 2025

Australia & New Zealand Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Australia & New Zealand Segment operating income (loss)	$38.0	$(8.0)	$75.8	$33.2
Restructuring expenses	—	57.3	—	57.3
Depreciation and amortization	5.5	4.7	10.7	9.5
Australia & New Zealand Segment Adjusted EBITDA	$43.5	$54.0	$86.5	$100.0

	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Australia & New Zealand Segment operating income (loss) margin	28.6%	(5.0%)	29.8%	12.1%
Restructuring expenses	—%	38.3%	—%	19.8%
Depreciation and amortization	4.1%	3.2%	4.2%	3.4%
Australia & New Zealand Segment Adjusted EBITDA margin	32.7%	36.5%	34.0%	35.3%

Europe Segment EBITDA and EBITDA margin

US$ Millions	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Europe Segment operating income	$13.7	$8.9	$28.8	$21.1
Depreciation and amortization	7.3	8.1	14.1	15.6
Europe Segment EBITDA	$21.0	$17.0	$42.9	$36.7

	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Europe Segment operating income margin	10.0%	7.5%	10.5%	8.6%
Depreciation and amortization	5.3%	7.0%	5.2%	6.4%
Europe Segment EBITDA margin	15.3%	14.5%	15.7%	15.0%

Adjusted General Corporate and Unallocated R&D Costs

US$ Millions	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
General Corporate and Unallocated R&D costs	$166.8	$50.5	$242.3	$95.8
Acquisition related expenses	(126.5)	—	(154.9)	—
Asbestos related expenses and adjustments	(0.9)	(1.4)	(1.9)	(2.0)
Adjusted General Corporate and Unallocated R&D costs	$39.4	$49.1	$85.5	$93.8

Earnings Release: James Hardie - Second Quarter Ended September 30, 2025	16

Earnings Release November 18, 2025

Adjusted income before income taxes, Adjusted income tax expense and Adjusted effective tax rate

US$ Millions	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
(Loss) Income before income taxes	$(40.0)	$150.4	$49.7	$384.3
Asbestos related expenses and adjustments	0.9	1.4	1.9	2.0
AICF interest income	(2.4)	(2.8)	(5.0)	(5.8)
Restructuring expenses	—	57.3	—	57.3
Pre-close financing costs[1]	—	—	46.5	—
Acquisition related expenses	130.3	—	159.7	—
Inventory fair value adjustment	47.9	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	48.7	—	48.7	—
Adjusted income before income taxes	$185.4	$206.3	$349.4	$437.8

Income tax expense	$15.8	$67.0	$42.9	$145.6
Tax adjustments[2]	15.6	(17.7)	25.6	(42.4)
Adjusted income tax expense	$31.4	$49.3	$68.5	$103.2
Effective tax rate	(39.5%)	44.5%	86.3%	37.9%
Adjusted effective tax rate	16.9%	23.9%	19.6%	23.6%

[1]Includes pre-close financing interest of $34.9 million as well as a $11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026.

[2]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and discrete items relating to the AZEK acquisition and $18.2 million in respect of the ATO settlement agreement.

Adjusted interest, net

US$ Millions	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Interest, net	$65.4	$1.9	$103.2	$3.6
Pre-close financing and interest costs	—	—	(34.9)	—
AICF interest income	2.4	2.8	5.0	5.8
Adjusted interest, net	$67.8	$4.7	$73.3	$9.4

Adjusted other income, net

US$ Millions	Three and Six Months Ended September 30
	Q2 FY26	Q2 FY25	FY26	FY25
Other (income) expense, net	$(1.4)	$—	$9.7	$(0.2)
Non-cash loss on interest rate swap	—	—	(11.6)	—
Adjusted other income, net	$(1.4)	$—	$(1.9)	$(0.2)

Earnings Release: James Hardie - Second Quarter Ended September 30, 2025	17

Earnings Release November 18, 2025

Net Debt

US$ Millions	30 September
FY26
Total principal amount of debt	$5,058.3
Cash and cash equivalents	(566.7)
Net debt	$4,491.6

Free Cash Flow

US$ Millions	Six Months Ended September 30
	FY26	FY25
Net cash provided by operating activities	$254.3	$364.3
Purchases of property, plant and equipment	(195.9)	(225.2)
Free Cash Flow	$58.4	$139.1

Earnings Release: James Hardie - Second Quarter Ended September 30, 2025	18